

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

<u>Via E-mail</u>
Robert McAllister
President
Enertopia Corporation
950 – 1130 West Pender Street
Vancouver, BC V6E 4A4

     Re: Enertopia Corporation
               Form 10-K for Fiscal Year Ended August 31, 2011
               Filed November 29, 2011
               File No. 000-51866

Dear Mr. McAllister:

       We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended August 31, 2011</u>

1. Please amend your Form 10-K consistent with your correspondence submitted February 15, 2012 and ensure to provide, via correspondence, the representations requested in the penultimate paragraph of our letter dated February 6, 2012.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3990 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments.

                       Sincerely,

                       /s/Tia L. Jenkins

                       Tia L. Jenkins
                       Senior Assistant Chief Accountant
                       Office of Beverages, Apparel and Mining